Exhibit 99.1

Rogers Reports Strong First Quarter 2008 Financial and Operating Results

Consolidated Revenue Grows 14% to $2.6 Billion, Adjusted Operating Profit Increases 21%
to $984 Million, and Net Income Increases 102% to $344 Million;

Wireless Postpaid Net Subscriber Additions Grow to 97,000, with ARPU up 7% and Churn Down to 1.10%;

Cable Drives Continued Strong Net Additions of Revenue Generating Units and Crosses the
One-Million Subscriber Mark for Home Telephone Customers as Margins Expand
Wireless Announced it Will Bring the iPhone to Canada Later This Year

TORONTO (April 29, 2008) - Rogers Communications Inc. today announced its consolidated financial and operating results for the three months ended March 31, 2008.

Financial highlights are as follows:

	Three months ended March 31,
(In millions of dollars, except per share amounts)	2008	2007	% Chg

Operating revenue	$2,609	$2,298	14
Operating profit(1)	1,095	798	37
Net income	344	170	102
Net income per share:
Basic	$0.54	$0.27	100
Diluted	0.54	0.26	108

As adjusted:(2)
Operating profit	$984	$814	21
Net income	270	186	45
Net income per share:
Basic	$0.42	$0.29	45
Diluted	0.42	0.29	45

(1)
Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with Canadian generally accepted accounting principles (“GAAP”). See the “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit” section for a reconciliation of operating profit and adjusted operating profit to operating income and net income under Canadian GAAP and the “Key Performance Indicators and Non-GAAP Measures” section.

(2)
For details on the determination of the ‘as adjusted’ amounts, which are non-GAAP measures, see the “Supplementary Information” and the “Key Performance Indicators and Non-GAAP Measures” sections. The ‘as adjusted’ amounts presented above are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The ‘as adjusted’ amounts exclude (i) stock-based compensation (recovery) expense; (ii) integration and restructuring expenses; and (iii) in respect of net income and net income per share, the related income tax impact of the above amounts.

Rogers Communications Inc.	1	First Quarter 2008

Highlights of the first quarter of 2008 include the following:

•
Generated continued strong double-digit growth in quarterly revenue and adjusted operating profit  of 14% and 21%, respectively, while net income increased 102% to $344 million (or by 45% to $270 million on an adjusted basis) and adjusted operating profit less interest expense and PP&E additions rose 94% to $525 million.

•
Wireless subscriber postpaid net additions were 97,000, while postpaid subscriber monthly churn was reduced to 1.10% from 1.17% in the first quarter of 2007. Wireless postpaid monthly ARPU (average revenue per user) increased 7% year-over-year to $72.39 driven in part by the 47% growth in data revenue to $206 million, or 15.1% of network revenue.

•	Fido announced that four years after its launch, Fido Rewards is now the most successful wireless membership rewards program in North America having surpassed the one million membership milestone.

•	Wireless announced it had reached an agreement with Apple to bring the iPhone to Canada later this year. Information regarding device availability and service plans will be announced at a later date.

•
Cable ended the quarter with 702,000 residential voice-over-cable telephony subscriber lines, reflecting net additions of 46,000 lines for the quarter, of which approximately 3,000 were migrations from the circuit-switched platform. Early in the first quarter, Cable added its one-millionth Rogers Home Phone customer, including voice-over-cable and circuit-switched lines.

•
Cable’s Internet subscriber base grew by 41,000 in the quarter to 1,510,000, and digital cable households increased by 49,000 to reach 1,402,000. During the quarter, Cable increased the speeds for its Internet access services, and also implemented monthly usage allowances and monitoring tools, while usage-based billing on a per gigabyte basis for very heavy usage customers is phased in.

•
Cable announced that it had entered into an agreement to acquire Aurora Cable TV Limited (“Aurora Cable”). This transaction has not yet closed pending Canadian Radio-television and Telecommunications Commission (“CRTC”) approval, which is expected in 2008. Aurora Cable provides cable television, Internet and telephony services in the Town of Aurora and the community of Oak Ridges, in Richmond Hill, Ontario.

•
Availability of the Rogers Portable Internet service was expanded to now include more than 150 urban and rural communities across Canada. With this most recent expansion, the Inukshuk joint venture’s network has become the second largest broadband fixed wireless network in the world.

•
Media announced an arrangement with the Buffalo Bills that will see the team play eight NFL games at the 54,000 seat Rogers Centre over the next five years. Indications of interest for ticket purchases for the eight game series has already greatly exceeded the available seating capacity.

•
Media also announced that the CRTC has approved the acquisition of Vancouver's ethnic television station, Channel m. Channel m will become a Rogers OMNI TV property joining OMNI.1 and OMNI.2 in Ontario and, beginning in the fall of 2008, the newly licenced OMNI TV channels launching in Calgary and Edmonton. The transaction is expected to close on April 30, 2008.

•
Rogers’ Board of Directors approved an increase in the annual dividend from $0.50 to $1.00 per share to be paid in quarterly amounts of $0.25 per share effective with the quarterly dividend which was declared on February 21, 2008. At the same time, Rogers also filed a Normal Course Issuer Bid (“NCIB”) which authorizes us to repurchase up to the lesser of 15 million of its Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $300 million.

“This was a robust start to 2008 both operationally and financially for which I’m thankful to our loyal customers and our thousands of hard working employees,” said Ted Rogers, President and CEO of Rogers Communications Inc. “While many challenges lie ahead in the coming quarters, we are well on track to deliver another year of strong growth in both subscribers and profitability. Our focus as 2008 continues to unfold remains solidly upon disciplined execution, excellence in customer service and unparalleled innovation that adds value to our customers’ lives.”

Rogers Communications Inc.	2	First Quarter 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2008

This management’s discussion and analysis (“MD&A”), which is current as of April 28, 2008, should be read in conjunction with our 2007 Annual MD&A and our 2007 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) for interim financial statements and is expressed in Canadian dollars. Please refer to Note 26 to our 2007 Annual Audited Consolidated Financial Statements for a summary of the differences between Canadian GAAP and United States (“U.S.”) GAAP for the year ended December 31, 2007.

In this MD&A, the terms “we”, “us”, “our”, “Rogers” and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following segments:

•	“Wireless”, which refers to our wireless communications operations, including Rogers Wireless Partnership (“RWP”) and Fido Solutions Inc.;

•	“Cable” (formerly “Cable and Telecom”), which refers to our wholly owned cable television subsidiaries, including Rogers Cable Communications Inc. (“RCCI”); and

•
“Media”, which refers to our wholly owned subsidiary Rogers Media Inc. and its subsidiaries, including Rogers Broadcasting, which owns a group of 52 radio stations, the CityTV television network, the Rogers Sportsnet television network, The Shopping Channel, the OMNI television stations, and Canadian specialty channels including Biography and G4TechTV; Rogers Publishing, which publishes approximately 70 magazines and trade journals; and Rogers Sports Entertainment, which owns the Toronto Blue Jays Baseball Club (“Blue Jays”) and the Rogers Centre. Media also holds ownership interests in entities involved in specialty television content, television production and broadcast sales.

“RCI” refers to the legal entity Rogers Communications Inc. excluding our subsidiaries.

Throughout this MD&A, percentage changes are calculated using numbers rounded to which they appear.

Rogers Communications Inc.	3	First Quarter 2008

SUMMARIZED CONSOLIDATED FINANCIAL RESULTS

	Three months ended March 31,
(In millions of dollars, except per share amounts)	2008	2007	% Chg

Operating revenue
Wireless	$1,431	$1,231	16
Cable
Cable Operations	695	620	12
RBS	133	145	(8)
Rogers Retail	100	91	10
Corporate items and eliminations	(3)	(1)	n/m
	925	855	8
Media	307	266	15
Corporate items and eliminations	(54)	(54)	-
Total	2,609	2,298	14

Adjusted operating profit (loss)(1)
Wireless	705	581	21
Cable
Cable Operations	283	234	21
RBS	17	(7)	n/m
Rogers Retail	3	1	200
	303	228	33
Media	2	19	(89)
Corporate items and eliminations	(26)	(14)	86
Adjusted operating profit(1)	984	814	21
Stock-based compensation recovery (expense)(2)	116	(15)	n/m
Integration and restructuring expenses(3)	(5)	(1)	n/m
Operating profit(1)	1,095	798	37
Other income and expense, net(4)	751	628	20
Net income	$344	$170	102

Net income per share:
Basic	$0.54	$0.27	100
Diluted	0.54	0.26	108

As adjusted:(1)
Net income	$270	$186	45
Net income per share:
Basic	$0.42	$0.29	45
Diluted	0.42	0.29	45

Additions to property, plant and equipment ("PP&E")(1)
Wireless	$163	$232	(30)
Cable
Cable Operations	121	125	(3)
RBS	4	23	(83)
Rogers Retail	3	3	-
	128	151	(15)
Media	21	7	200
Corporate	9	4	125
Total	$321	$394	(19)

(1)	As defined. See the “Supplementary Information” and the “Key Performance Indicators and Non-GAAP Measures” sections.
(2)	See the section entitled “Stock-based Compensation”.
(3)	Costs incurred relate to the integration of Call-Net Enterprises Inc. (“Call-Net”), the restructuring of Rogers Business Solutions and the closure of certain Rogers Retail stores.
(4)	See the “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period” section for details of these amounts.
n/m: not meaningful.

Rogers Communications Inc.	4	First Quarter 2008

For discussions of the results of operations of each of these segments, refer to the respective segment sections of this MD&A.

Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period

The items listed below represent the consolidated income and expense amounts that are required to reconcile net income as defined under Canadian GAAP to the non-GAAP measures operating profit and adjusted operating profit for the period. See the “Supplementary Information” section for a full reconciliation to adjusted operating profit, adjusted net income, and adjusted net income per share. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with Note 2 to the Interim Consolidated Financial Statements entitled “Segmented Information”.

	Three months ended March 31,
(In millions of dollars)	2008	2007	% Chg

Net income	$344	$170	102
Income tax expense	170	86	98
Other income, net	(8)	(1)	n/m
Change in the fair value of derivative instruments	4	4	-
Foreign exchange loss (gain)	7	(10)	n/m
Interest on long-term debt	138	149	(7)
Operating income	655	398	65
Depreciation and amortization	440	400	10
Operating profit	1,095	798	37
Stock-based compensation (recovery) expense	(116)	15	n/m
Integration and restructuring expenses	5	1	n/m
Adjusted operating profit	$984	$814	21

Net Income and Net Income Per Share

We recorded net income of $344 million for the three months ended March 31, 2008, or basic and diluted earnings per share of $0.54, compared to net income of $170 million or basic earnings per share of $0.27 (diluted - $0.26) in the corresponding period in 2007.

Income Tax Expense

Due to our non-capital loss carryforwards, our income tax expense for the three months ended March 31, 2008, and 2007, substantially represents non-cash income taxes. Our effective tax rate for the three months ended March 31, 2008, was 33.1%, which was not materially different than the 2008 statutory tax rate of 32.7%. The effective tax rate for the three months ended March 31, 2007, was 33.6%. The effective rate was less than the 2007 statutory rate of 35.8% primarily due to realized capital gains, only 50% of which are subject to income tax.

Rogers Communications Inc.	5	First Quarter 2008

Foreign Exchange Loss (Gain)

During the three months ended March 31, 2008, the Canadian dollar weakened by 3.98 cents versus the U.S. dollar. This resulted in a foreign exchange loss of $7 million during the three months ended March 31, 2008. During the corresponding period of 2007, the Canadian dollar strengthened by 1.24 cents versus the U.S. dollar. This resulted in a foreign exchange gain of $10 million during the three months ended March 31, 2007 related to the U.S. dollar-denominated long-term debt not hedged for accounting purposes.

Interest on Long-Term Debt

Interest expense decreased by $11 million, for the three months ended March 31, 2008 compared to the corresponding period in 2007. The decrease in interest expense is primarily due to the $433 million decrease in long-term debt at March 31, 2008 compared to March 31, 2007, including the impact of cross-currency interest rate exchange agreements.

This decrease in debt was largely the result of the May 2007 redemption of Wireless’ US$550 million Floating Rate Senior Notes due 2010 and the June 2007 redemption of Wireless’ US$155 million 9.75% Senior Debentures due 2016. These repayments were partially offset by the $393 million net increase in bank debt as at March 31, 2008 compared to March 31, 2007.

Operating Income

The 65% increase in our operating income, for the three months ended March 31, 2008, compared to the corresponding period of the prior year, to $655 million from $398 million, is due to the growth in revenue of $311 million exceeding the growth in operating expenses of $54 million. See the section entitled “Segment Review” for a detailed discussion of respective segment results.

Depreciation and Amortization Expense

The increase in depreciation and amortization expense for the three months ended March 31, 2008, compared to the corresponding period of the prior year, reflects an increase in depreciation of PP&E, partially offset by a decrease in amortization of intangible assets related to certain fully-amortized intangible assets from the acquisition of Fido in 2004.

Stock-based Compensation

On May 28, 2007, our stock option plans were amended to attach cash settled share appreciation rights (“SARs”) to all new and previously granted options. As a result, all outstanding stock options are now classified as liabilities and are carried at their intrinsic value, as adjusted for vesting, measured as the difference between the current stock price and the option exercise price. The intrinsic value of the liability is marked to market each period and is amortized to expense over the period in which the related services are rendered, which is usually the graded vesting period, or, as applicable, over the period to the date an employee is eligible to retire, whichever is shorter.

Rogers Communications Inc.	6	First Quarter 2008

A summary of stock-based compensation (recovery) expense is as follows:

	Stock-based Compensation (Recovery) Expense Included in Operating, General and Administrative Expenses
	Three months ended March 31,
(In millions of dollars)	2008	2007
Wireless	$(10)	$3
Cable	(33)	3
Media	(20)	2
Corporate	(53)	7
	$(116)	$15

At March 31, 2008, we have a liability of $359 million related to stock-based compensation recorded at its intrinsic value, including stock options, restricted share units and deferred share units. In the three months ended March 31, 2008, $21 million was paid to option holders upon exercise of options using the SAR feature, including stock options and restricted share units.

Adjusted Operating Profit

For the three months ended March 31, 2008, adjusted operating profit increased to $984 million, from $814 million in the corresponding period of the prior year. Wireless and Cable both contributed to the increase in adjusted operating profit, partially offset by a decline in adjusted operating profit in Media. Refer to the individual segment discussions for details of the respective changes in adjusted operating profit. Relative to operating profit, adjusted operating profit for the three months ended March 31, 2008 and 2007, respectively, excludes: (i) stock-based compensation (recovery) expense of $(116) million and $15 million; and (ii) integration and restructuring expenses of $5 million and $1 million.

For details on the determination of adjusted operating profit, which is a non-GAAP measure, see the “Supplementary Information” and the “Key Performance Indicators and Non-GAAP Measures” sections.

Rogers Communications Inc.	7	First Quarter 2008

SEGMENT REVIEW

WIRELESS

Summarized Wireless Financial Results

	Three months ended March 31,
(In millions of dollars, except margin)	2008	2007	% Chg

Operating revenue
Postpaid	$1,294	$1,104	17
Prepaid	66	61	8
One-way messaging	3	4	(25)
Network revenue	1,363	1,169	17
Equipment sales	68	62	10
Total operating revenue	1,431	1,231	16

Operating expenses before the undernoted
Cost of equipment sales	145	144	1
Sales and marketing expenses	140	140	-
Operating, general and administrative expenses	441	366	20
	726	650	12
Adjusted operating profit(1)(2)	705	581	21
Stock-based compensation recovery (expense)(3)	10	(3)	n/m
Operating profit(1)	$715	$578	24

Adjusted operating profit margin as % of network revenue(1)	51.7%	49.7%

Additions to PP&E(1)	$163	$232	(30)

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and the “Supplementary Information” sections.
(2)	Adjusted operating profit includes a loss of $4 million and $7 million related to the Inukshuk wireless broadband initiative for the three months ended March 31, 2008 and 2007, respectively.
(3)	See the section entitled “Stock-based Compensation”.

Rogers Communications Inc.	8	First Quarter 2008

Summarized Wireless Subscriber Results

	Three months ended March 31,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2008	2007	Chg

Postpaid
Gross additions	293	285	8
Net additions	97	95	2
Total postpaid retail subscribers	6,011	5,493	518
Average monthly revenue per user ("ARPU")(1)	$72.39	$67.64	$4.75
Average monthly usage (minutes)	570	534	36
Monthly churn	1.10%	1.17%	(0.07%)
Prepaid
Gross additions	133	144	(11)
Net losses	(29)	(9)	(20)
Total prepaid retail subscribers	1,395	1,371	24
ARPU(1)	$15.70	$14.76	$0.94
Monthly churn	3.81%	3.69%	0.12%

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section. As calculated in the “Supplementary Information” section.

Wireless Network Revenue

The increase in network revenue for the three months ended March 31, 2008, compared to the corresponding period of the prior year, was driven principally by the continued growth of Wireless’ postpaid subscriber base and improvements in postpaid ARPU. The year-over-year increase in postpaid ARPU reflects the impact of higher wireless data revenue, as well as increased long-distance, add-on features and roaming revenue. Wireless has experienced growth in roaming revenues from subscribers using services outside of Canada as well as growth in inbound roaming revenues from visitors to Canada.

Prepaid revenue increased as a result of both improved ARPU and a larger subscriber base. The year-over-year improvement in prepaid ARPU is a result of both increased data usage and more attractive prepaid offerings aimed at the higher-value section of the prepaid market.

Wireless’ success in the continued reduction in postpaid churn reflects targeted customer retention activities, commitment to customer care and improvements in network coverage and quality.

The combination of modestly lower gross additions due to competitive offerings and the pattern of seasonally higher first quarter prepaid churn drove the increased level of prepaid net subscriber losses.

For the three months ended March 31, 2008, wireless data revenue increased by 47% over the corresponding period of 2007, to $206 million. This increase in data revenue reflects the continued growth of text and multimedia messaging services, wireless Internet access, BlackBerry and other PDA devices, downloadable ring tones, music and games, and other wireless data services. For the three months ended March 31, 2008, data revenue represented approximately 15.1% of total network revenue, compared to 12.3% in the corresponding period of 2007.

Rogers Communications Inc.	9	First Quarter 2008

Wireless Equipment Sales

The year-over-year increase in revenue from equipment sales, including activation fees and net of equipment subsidies, reflects an increased volume of handset upgrades associated with the growing subscriber base.

Wireless Operating Expenses

	Three months ended March 31,
(In millions of dollars, except per subscriber statistics)	2008	2007	% Chg

Operating expenses
Cost of equipment sales	$145	$144	1
Sales and marketing expenses	140	140	-
Operating, general and administrative expenses	441	366	20
Operating expenses before the undernoted	726	650	12
Stock-based compensation (recovery) expense(1)	(10)	3	n/m
Total operating expenses	$716	$653	10

Average monthly operating expense per subscriber before sales and marketing expenses(2)	$21.51	$20.20	6

Sales and marketing costs per gross subscriber addition(2)	$410	$386	6

(1)	See the section entitled “Stock-based Compensation”.
(2)
As defined. See the “Key Performance Indicator and Non-GAAP Measures” section. As calculated in the “Supplementary Information” section. Average monthly operating expense per subscriber before sales and marketing expenses excludes stock-based compensation (recovery) expense.

Cost of equipment sales remained consistent in the three months ended March 31, 2008, compared to the corresponding period of the prior year.

Sales and marketing expenses for the three months ended March 31, 2008 remained consistent with the corresponding period of the prior year, while the increase in sales and marketing costs per gross subscriber addition reflects an increase in acquisition-related equipment costs driven by higher cost devices associated with a greater proportion of higher value customers which added both voice and data service plans.

Growth in the Wireless subscriber base drove increases in operating, general and administrative expenses in the three months ended March 31, 2008, compared to the corresponding period of 2007. These increases were reflected in higher costs to support increased usage of data and roaming services and increases in network operating expenses to accommodate the larger subscriber base. Customer care and information technology costs also increased as a result of the complexity of supporting more sophisticated services and devices. These costs were partially offset by savings related to operating and scale efficiencies across various functions.

Rogers Communications Inc.	10	First Quarter 2008

Total retention spending, including subsidies on handset upgrades, has decreased to $94 million in the three months ended March 31, 2008, compared to $99 million in the corresponding period of the prior year. Retention spending was higher in the three months ended March 31, 2007 due to the transition of customers to Wireless’ more advanced GSM services from our older generation Time Division Multiple Access (“TDMA”) network, which was decommissioned in May 2007, and the introduction of Wireless Number Portability (“WNP”) in March 2007.

Wireless Adjusted Operating Profit

The strong year-over-year growth in adjusted operating profit was the result of the significant growth in network revenue. As a result, Wireless’ adjusted operating profit margin on network revenue (which excludes equipment sales revenue) increased to 51.7% for the three months ended March 31, 2008, compared to 49.7% in the corresponding period of 2007.

Wireless Additions to Property, Plant and Equipment

Wireless additions to PP&E are classified into the following categories:

	Three months ended March 31,
(In millions of dollars)	2008	2007	% Chg

Additions to PP&E
HSPA ("High-Speed Packet Access")	$62	$149	(58)
Network - capacity	41	41	-
Network - other	37	16	131
Information and technology and other	22	21	5
Inukshuk	1	5	(80)
Total additions to PP&E	$163	$232	(30)

Additions to Wireless PP&E reflect spending on GSM network capacity, such as radio channel additions and network enhancing features. Additions to PP&E associated with the deployment of HSPA were mainly for the continued roll-out to markets across Canada and the upgrade to faster network throughput speeds. Other network-related PP&E additions included national site build activities, additional spending on test and monitoring equipment, network sectorization work, operating support system activities and new product platforms. Other initiatives include billing and back office system upgrades, and other facilities and equipment spending.

Rogers Communications Inc.	11	First Quarter 2008

CABLE

Summarized Cable Financial Results

	Three months ended March 31,
(In millions of dollars, except margin)	2008(1)	2007	% Chg

Operating revenue
Cable Operations(2)	$695	$620	12
RBS	133	145	(8)
Rogers Retail	100	91	10
Intercompany eliminations	(3)	(1)	n/m
Total operating revenue	925	855	8

Operating profit (loss) before the undernoted
Cable Operations(2)	283	234	21
RBS	17	(7)	n/m
Rogers Retail	3	1	200
Adjusted operating profit(3)	303	228	33
Stock-based compensation recovery (expense)(4)	33	(3)	n/m
Integration and restructuring expenses(5)	(5)	(1)	n/m
Operating profit(3)	$331	$224	48

Adjusted operating profit (loss) margin(3)
Cable Operations(2)	40.7%	37.7%
RBS	12.8%	(4.8%)
Rogers Retail	3.0%	1.1%

Additions to PP&E(3)
Cable Operations(2)	$121	$125	(3)
RBS	4	23	(83)
Rogers Retail	3	3	-
Total additions to PP&E	$128	$151	(15)

(1)	The operating results of Futureway Communications Inc. (“Futureway”) are included in Cable’s results of operations from the date of acquisition on June 22, 2007.
(2)	Cable Operations segment includes Core Cable services, Internet services and Rogers Home Phone services.
(3)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(4)	See the section entitled “Stock-based Compensation”.
(5)	Costs incurred relate to the integration of Call-Net, the restructuring of RBS and the closure of certain Rogers Retail stores.

 The following segment discussions provide a detailed discussion of the Cable operating results.

Rogers Communications Inc.	12	First Quarter 2008

CABLE OPERATIONS

Summarized Financial Results

	Three months ended March 31,
(In millions of dollars, except margin)	2008	2007	% Chg

Operating revenue
Core Cable	$403	$373	8
Internet	166	143	16
Rogers Home Phone	126	104	21
Total Cable Operations operating revenue	695	620	12

Operating expenses before the undernoted
Sales and marketing expenses	64	61	5
Operating, general and administrative expenses	348	325	7
	412	386	7
Adjusted operating profit(1)	283	234	21
Stock-based compensation recovery (expense)(2)	31	(3)	n/m
Integration expenses(3)	-	(1)	n/m
Operating profit(1)	$314	$230	37

Adjusted operating profit margin(1)	40.7%	37.7%

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2)	See the section entitled “Stock-based Compensation”.
(3)	Costs incurred relate to the integration of Call-Net.

Rogers Communications Inc.	13	First Quarter 2008

Summarized Subscriber Results

	Three months ended March 31,
(Subscriber statistics in thousands, except ARPU)	2008	2007	Chg

Cable homes passed	3,597	3,494	103

Basic Cable
Net additions(1)	-	1	(1)
Total Basic Cable subscribers	2,295	2,278	17
Core Cable ARPU(2)	$58.50	$54.56	$3.94

High-speed Internet
Net additions	41	42	(1)
Total Internet subscribers (residential)(3)	1,510	1,339	171
Internet ARPU(2)	$37.07	$35.75	$1.32

Digital Cable
Terminals, net additions	103	120	(17)
Terminals in service	1,974	1,617	357
Households, net additions	49	70	(21)
Households	1,402	1,204	198

Cable telephony subscriber lines
Net additions and migrations(4)	46	75	(29)
Total Cable telephony subscriber lines	702	441	261

Circuit-switched subscriber lines
Net losses and migrations(4)	(14)	(16)	2
Total circuit-switched subscriber lines	320	333	(13)

Total Rogers Home Phone subscriber lines
Net additions	32	59	(27)
Total Rogers Home Phone subscriber lines	1,022	774	248

RGUs(5)
Net additions	122	172	(50)
Total revenue generating units	6,229	5,595	634

(1)
Basic cable net additions for the three months ended March 31, 2008 reflect the impact of the conversion of a large municipal housing authority's cable TV arrangement with Rogers from a bulk to an individual tenant pay basis, which had the impact of reducing basic cable subscribers by approximately 5,000.

(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(3)
During the first quarter of 2008, a change in subscriber reporting resulted in the reclassification of approximately 4,000 high-speed Internet subscribers from RBS’ broadband data circuits to Cable Operations’ high-speed Internet subscriber base. These subscribers are not included in net additions for the three months ended March 31, 2008.

(4)	Includes approximately 3,000 and 18,000 migrations from circuit-switched to cable telephony for the three months ended March 31, 2008, and 2007, respectively.
(5)	RGUs are comprised of basic cable subscribers, digital cable households, residential high-speed Internet subscribers and Rogers Home Phone subscribers.

Rogers Communications Inc.	14	First Quarter 2008

Core Cable Revenue

The increase in Core Cable revenue for the three months ended March 31, 2008, compared to the corresponding period of the prior year, reflects a combination of the growing penetration of our digital cable products and the impact of price increases.

Basic cable net additions for the three months ended March 31, 2008 reflect the impact of the conversion of a large municipal housing authority's cable TV arrangement with Rogers from a bulk to an individual tenant pay basis, which had the impact of reducing basic cable subscribers by approximately 5,000.

The digital cable subscriber base grew by 16% from March 31, 2007 to March 31, 2008. Digital penetration now represents 61% of basic cable households. Strong demand for high definition (“HD”) and personal video recorder (“PVR”) digital set-top box equipment combined with the success of Cable’s “triple play” marketing campaign, which package cable television, high-speed Internet and Rogers Home Phone services, contributed to the growth in the digital subscriber base of 49,000 households in the three months ended March 31, 2008.

Internet (Residential) Revenue

The increase in Internet revenues for the three months ended March 31, 2008 from the corresponding period in 2007 reflects the 13% year-over-year increase in the number of Internet subscribers combined with price increases to our Internet offerings, partially offset by a shift in proportion of total subscribers on lower priced service tiers.

With the high-speed Internet subscriber base now at approximately 1.5 million, Internet penetration is 66% of basic cable households, and 42% of homes passed by our network.

Rogers Home Phone Revenue

The growth in Rogers Home Phone revenue for the three months ended March 31, 2008 compared to the corresponding period in 2007 is the result of the addition of 46,000 Rogers Home Phone voice-over-cable telephony service lines in the three months ended March 31, 2008. Partially offsetting the increase in voice-over-cable telephony lines is a decline in the number of legacy circuit-switched local lines of 14,000 for the three months ended March 31, 2008, of which 3,000 represented migrations from the circuit-switched to cable telephony platform. The Rogers Home Phone subscriber base grew by 32% from March 31, 2007 to March 31, 2008.

Cable Operations Operating Expenses

Cable Operations sales and marketing expenses held relatively steady for the three months ended March 31, 2008, compared to the corresponding period of 2007, while the increases in operating, general and administrative costs for the three months ended March 31, 2008 compared to the corresponding period of 2007 were primarily driven by increases in digital cable, Internet and Rogers Home Phone subscriber bases, resulting in higher costs associated with programming content, customer care, technical service and network operations. This increase was partially offset by $13 million of costs savings related to the elimination of CRTC Part II fees and a renegotiated services agreement with Yahoo! Inc. which became effective on January 1, 2008.

Rogers Communications Inc.	15	First Quarter 2008

Cable Operations Adjusted Operating Profit

The year-over-year growth in adjusted operating profit was primarily the result of growth in revenue and subscribers, combined with reduced costs associated with Internet services and regulatory fees. As a result, Cable Operations adjusted operating profit margins increased to 40.7% for the three months ended March 31, 2008, compared to 37.7% in the corresponding period in 2007.

Cable Operations’ base of circuit-switched local telephony customers, which was acquired in July 2005 through the acquisition of Call-Net, is generally less capital intensive than its on-net cable telephony business but also generates lower margins. As a result, the inclusion of the circuit-switched local telephony business, which includes approximately 320,000 customers which have not been migrated to our cable network, with Cable Operations' telephony business, has a dilutive impact on operating profit margins.

ROGERS BUSINESS SOLUTIONS

Summarized Financial Results

	Three months ended March 31,
(In millions of dollars, except margin)	2008	2007	% Chg

RBS operating revenue	$133	$145	(8)

Operating expenses before the undernoted
Sales and marketing expenses	7	21	(67)
Operating, general and administrative expenses	109	131	(17)
	116	152	(24)
Adjusted operating profit (loss)(1)	17	(7)	n/m
Stock-based compensation recovery(2)	1	-	n/m
Integration and restructuring expenses(3)	(1)	-	n/m
Operating profit (loss)(1)	$17	$(7)	n/m

Adjusted operating profit margin(1)	12.8%	(4.8%)

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2)	See the section entitled “Stock-based Compensation”.
(3)	Costs incurred relate to the integration of Call-Net and the restructuring of Rogers Business Solutions.

Rogers Communications Inc.	16	First Quarter 2008

Summarized Subscriber Results

	Three months ended March 31,
(Subscriber statistics in thousands)	2008	2007	Chg

Local line equivalents (1)	222	209	13

Broadband data circuits(2)	31	32	(1)

(1)	Local line equivalents include individual voice lines plus Primary Rate Interfaces (“PRIs”) at a factor of 23 voice lines each.
(2)	Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL, E10/100/1000, OC 3/12 and DS 1/3.

RBS Revenue

The decrease in RBS revenues reflects Rogers’ refocusing of its business services telephony activities on the smaller end of the business market and within our cable territory. As such, RBS has and will continue to experience a decline in certain less profitable off-net services which it was not able to cost effectively provision over its own facilities. This strategy is designed to increase the margins of the RBS segment. This shift has resulted in a decline in long-distance and data (including hardware sales) revenues partially offset by an increase in local service revenues.

RBS Operating Expenses

Carrier charges, included in operating, general and administrative expenses, decreased by $13 million for the three months ended March 31, 2008, due to the decrease in revenue and product mix changes. Carrier charges represented approximately 55% of revenue in the three months ended March 31, 2008, compared to 59% of revenue in the corresponding period of 2007.

The decreases in other operating, general and administrative expenses for the three months ended March 31, 2008 compared to the corresponding period of the prior year are primarily related to the decreases in revenue and the resulting lower information technology and provisioning costs combined with certain non-recurring expense adjustments which totalled $4 million. The reduction in sales and marketing expenses for the three months ended March 31, 2008, compared to the corresponding period of the prior year, reflects streamlining initiatives, including headcount reductions,  associated with the refocusing of RBS’ business as discussed above.

RBS Adjusted Operating Profit

The changes described above resulted in RBS adjusted operating profit of $17 million for the three months ended March 31, 2008, compared to an adjusted operating loss of $7 million in the corresponding period of 2007.

Rogers Communications Inc.	17	First Quarter 2008

ROGERS RETAIL

Summarized Financial Results

	Three months ended March 31,
(In millions of dollars)	2008	2007	% Chg

Rogers Retail operating revenue	$100	$91	10

Operating expenses	97	90	8
Adjusted operating profit(1)	3	1	n/m
Stock-based compensation recovery(2)	1	-	n/m
Restructuring expenses(3)	(4)	-	n/m
Operating profit(1)	$-	$1	(100)

Adjusted operating profit (loss) margin(1)	3.0%	1.1%

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2)	See the section entitled “Stock-based Compensation”.
(3)	Costs related to the closure of certain Rogers Retail stores.

Rogers Retail Revenue

The increase in Rogers Retail revenue of $9 million for the three months ended March 31, 2008, compared to the corresponding period of 2007 was the result of increased sales of wireless products and services, while video rental and sales revenues remained essentially the same compared to the corresponding period of the prior year with an ongoing shift within the video category from DVD rentals to DVD sales.

Rogers Retail Adjusted Operating Profit

Rogers Retail recorded an adjusted operating profit of $3 million for the three months ended March 31, 2008, compared to an adjusted operating profit of $1 million in the corresponding period of the prior year, which is the result of increased sales of wireless products and services and decreased sales and marketing expenses.

Restructuring Expenses

In the three months ended March 31, 2008, Rogers Retail recorded a charge of $4 million related to the closure of 18 underperforming video store locations, primarily located in the province of Ontario.

CABLE ADDITIONS TO PP&E

The Cable Operations segment categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable Operations additions to PP&E are classified into the following five categories:

Rogers Communications Inc.	18	First Quarter 2008

•	Customer premises equipment (“CPE”), which includes the equipment for digital set-top terminals, Internet modems and the associated installation costs;
•	Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to-date of the cable telephony initiative;
•	Line extensions, which includes network costs to enter new service areas;
•	Upgrades and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre-optic equipment and network electronics; and
•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

Summarized Cable PP&E Additions

	Three months ended March 31,
(In millions of dollars)	2008	2007	% Chg

Additions to PP&E
Customer premises equipment	$46	$66	(30)
Scalable infrastructure	35	22	59
Line extensions	9	13	(31)
Upgrades and rebuild	3	4	(25)
Support capital	28	20	40
Total Cable Operations	121	125	(3)
RBS	4	23	(83)
Rogers Retail	3	3	-
	$128	$151	(15)

Cable Operations PP&E additions are primarily attributable to increased spending on support capital and scalable infrastructure related to network capacity and information technology infrastructure, resulting from a larger subscriber base. Spending on customer premise equipment has decreased in the three months ended March 31, 2008, compared to the corresponding period of the prior year, due to lower gross additions of high-speed Internet customers and digital terminals.

The reduction in RBS PP&E additions for the three months ended March 31, 2008 compared to the corresponding period of the prior year reflects the refocusing of RBS’s business as discussed above.

Rogers Retail PP&E additions are attributable to improvements made to certain retail stores.

Rogers Communications Inc.	19	First Quarter 2008

MEDIA

Summarized Media Financial Results

	Three months ended March 31,
(In millions of dollars, except margin)	2008(1)	2007	% Chg

Operating revenue	$307	$266	15

Operating expenses before the undernoted	305	247	23
Adjusted operating profit(2)	2	19	(89)
Stock-based compensation recovery (expense)(3)	20	(2)	n/m
Operating profit(2)	$22	$17	29

Adjusted operating profit margin(2)	0.7%	7.1%

Additions to property, plant and equipment(2)	$21	$7	200

(1)	The operating results of Citytv are included in Media’s results of operations from the date of acquisition on October 31, 2007.
(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.
(3)	See the section entitled “Stock-based Compensation”.

Media Revenue

The increase in Media revenue for the three months ended March 31, 2008, over the corresponding period in 2007, primarily reflects the acquisition of Citytv, which closed on October 31, 2007, and contributed $34 million to revenue in the quarter, or approximately 70% of the total year-over-year increase. In addition, Media’s OMNI television, Radio and Sportsnet businesses each experienced organic revenue growth compared to the first quarter of 2007.  These increases were partially offset by softer advertising revenue at Publishing, modestly lower sales of electronic goods and home furnishing products at The Shopping Channel, and the timing of revenue sharing payments from Major League Baseball (“MLB”) at Sports Entertainment.

Media Operating Expenses

The increase in Media operating expenses for the three months ended March 31, 2008, compared to the corresponding period in 2007, primarily reflects the combination of $36 million of operating costs relating to the acquired Citytv business and the expensing of $9 million of a $16 million contract termination fee at Sports Entertainment relating to a change in concession vendors at Rogers Centre. In addition, Sportsnet’s expenses were negatively impacted by an increase in NHL game telecasts and HD programming costs.

Media Adjusted Operating Profit

The year-over-year decrease in Media’s adjusted operating profit for the three months ended March 31, 2008, compared to the corresponding period of the prior year, primarily reflects the above noted contract termination fee, combined with the timing of MLB revenue sharing payments, results of recently acquired operations of Citytv, programming cost increases at Sportsnet, and revenue softness at Publishing and The Shopping Channel.

Rogers Communications Inc.	20	First Quarter 2008

Media Additions to PP&E

The majority of Media’s PP&E additions in the three months ended March 31, 2008, reflect building improvements related to the relocation of Rogers Sportsnet production facilities and the acquisition of certain assets valued at approximately $7 million, as part of the above noted termination of a concession services agreement at Rogers Centre.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Operations

For the three months ended March 31, 2008, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to $869 million from $683 million in the corresponding period of 2007. The $186 million increase is primarily the result of a $170 million increase in adjusted operating profit and an $11 million decrease in interest expense.

Taking into account the changes in non-cash working capital items for the three months ended March 31, 2008, cash generated from operations was $699 million, compared to $415 million in the corresponding period of 2007.

Net funds used during the three months ended March 31, 2008 totalled approximately $705 million, the details of which include the following:

•	additions to PP&E of $403 million, including $82 million of related changes in non-cash working capital;

•	net repayments under our bank credit facility aggregating $165 million;

•	the payment of quarterly dividends of $80 million on our Class A Voting and Class B Non-Voting shares;

•	additions to program rights of $36 million; and

•
acquisitions and other net investments aggregating $21 million, including a $16 million deposit paid in relation to the agreement to acquire Aurora Cable, $4 million related to the acquisition of CIKZ-FM Kitchener and $3 million related to the acquisition of Citytv.

Taking into account the cash deficiency of $61 million at the beginning of the period and the fund uses described above, the cash deficiency at March 31, 2008 was $67 million.

Financing

Our long-term debt instruments are described in Note 15 to the 2007 Annual Audited Consolidated Financial Statements and Note 5 to the Unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2008.

Rogers Communications Inc.	21	First Quarter 2008

As mentioned above, during the three months ended March 31, 2008, an aggregate $165 million net repayment was made under our bank credit facility.

In January 2008, Rogers filed a NCIB which authorizes us to repurchase up to the lesser of 15 million of our Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $300 million. During the three months ended March 31, 2008, no shares were repurchased pursuant to the NCIB.

We will participate in the auction of wireless spectrum licences that will take place commencing May 27, 2008 and, as such, have arranged for the issuance of standby letters of credit pursuant to the terms and conditions of the auction. The letters of credit aggregate $534 million and expire on August 29, 2008.

Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk-management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualifications for accounting purposes as a hedge.

During the three months ended March 31, 2008, there was no change in our U.S. dollar-denominated debt or in our cross-currency interest rate exchange agreements. On March 31, 2008 all of our U.S. dollar-denominated debt was hedged on an economic basis and on an accounting basis.

Rogers Communications Inc.	22	First Quarter 2008

Consolidated Hedged Position

(In millions of dollars, except percentages)	March 31, 2008			December 31, 2007

U.S. dollar-denominated long-term debt	US	$4,190		US	$4,190

Hedged with cross-currency interest
rate exchange agreements	US	$4,190		US	$4,190

Hedged exchange rate		1.3313			1.3313

Percent hedged		100.0	%(1)		100.0%

Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn	$7,290		Cdn	$7,454
Total long-term debt at fixed rates	Cdn	$6,215		Cdn	$6,214
Percent of long-term debt fixed		85.3%			83.4%

Weighted average interest rate on long-term debt		7.43%			7.53%

(1)
Pursuant to the requirements for hedge accounting under Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3865, Hedges, on March 31, 2008, RCI accounted for 100% of its cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt.

(2)	Long-term debt includes the effect of the cross-currency interest rate exchange agreements.

Composition of Fair Market Value Liability for Derivative Instruments

(In millions of dollars)	March 31, 2008	December 31, 2007

Foreign exchange related	$1,584	$1,719
Interest related	36	85
Total carrying value	$1,620	$1,804

Outstanding Share Data

Set out below is our outstanding share data as at March 31, 2008. For additional information, refer to Note 19 to our 2007 Annual Audited Consolidated Financial Statements and to the Unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2008.

Rogers Communications Inc.	23	First Quarter 2008

March 31, 2008
Common Shares(1)

Class A Voting	112,462,014
Class B Non-Voting	527,062,209

Options to purchase Class B Non-Voting shares

Outstanding options	17,393,719
Outstanding options exercisable	12,213,390

(1)
 Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or RCI's constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI's constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

Dividends and Other Payments on Equity Securities

On November 1, 2007, we declared a quarterly dividend of $0.125 per share, adjusted for a two-for-one stock split, on each of the outstanding Class A Voting and Class B Non-Voting shares. This quarterly dividend totalling $80 million was paid on January 2, 2008 to shareholders of record on December 12, 2007.

On January 7, 2008, our Board of Directors approved an increase in the annual dividend from $0.50 to $1.00 per Class A Voting and Class B Non-Voting share effective with the next quarterly dividend. The new annual dividend of $1.00 per share is paid in quarterly amounts of $0.25 per each outstanding Class A Voting and Class B Non-Voting share.  Such quarterly dividends are only payable as and when declared by our Board of Directors and there is no entitlement to any dividend prior thereto.

On February 21, 2008, we declared a quarterly dividend at the increased quarterly rate of $0.25 per share on each of the outstanding Class B Non-Voting shares and Class A Voting shares. This quarterly dividend totalling $160 million was paid on April 1, 2008 to shareholders of record on March 6, 2008.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements, are summarized in our 2007 Annual MD&A, and are further discussed in Notes 15, 23 and 24 of our 2007 Annual Audited Consolidated Financial Statements. There have been no significant changes to these material contractual obligations since December 31, 2007, except as follows:

•	The Blue Jays signed two players to multi-year contracts totalling $80 million, ranging from four to six years;
•
The Buffalo Bills will play a series of eight games over a five-year period at the Rogers Centre in Toronto, beginning in August 2008, resulting in a commitment of $78 million of payments scheduled  from 2008 through 2012; and

•	Changes to our bank credit facility balance previously discussed in the “Consolidated Liquidity and Capital Resources” section.

Rogers Communications Inc.	24	First Quarter 2008

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations which impact our operations are summarized in our 2007 Annual MD&A. The significant changes to those regulations since December 31, 2007, are as follows:

Advanced Wireless Services (“AWS”) Spectrum Auction

On February 27, 2008, Industry Canada issued Responses to Questions for Clarification on the AWS Policy and Licencing Frameworks, which answered questions about the AWS spectrum auction and about tower sharing and roaming obligations of licencees. This was followed on February 29, 2008 by conditions of licence which will impose those obligations on wireless carriers. The documents clarified that roaming must provide connectivity for digital voice and data services regardless of the spectrum band or underlying technology used. The policy does not require a host network carrier to provide a roamer with a service which that carrier does not provide to its own subscribers, nor to provide a roamer a service, or level of service, which the roamer’s network carrier does not provide. The policy also does not require seamless communications hand-off between home and host networks.

Canadian Television Fund

On February 4, 2008, the CRTC held a hearing to examine the Canadian Television Fund. On February 14, 2008, Order in Council, P.C. 2008-289 was issued pursuant to Section 15 of the Broadcasting Act.The Order in Council requests that the CRTC make the recommendations, based on its findings from the February 4, 2008 hearing, to the federal government. The federal government will then decide what, if any, action to take. We expect the CRTC to issue its report by the end of May, 2008.

Channel m Television

On March 31, 2008, the CRTC issued Broadcasting Decision CRTC 2008-82 approving our acquisition of the Channel m television station in Vancouver.

Essential Facilities

On March 3, 2008, the CRTC released Telecom Decision CRTC 2008-17; Review of Regulatory Framework for Wholesale Services and Definition of Essential Service, completing the process initiated on November 9, 2006 by Telecom Public Notice CRTC 2006-14. The CRTC noted that the new framework was developed with a view to ensuring that existing and new competitors continue to have access to the services they need to compete, while at the same time providing incentives for innovation and investments in competing networks. The CRTC identified a number of high-speed wholesale services that should no longer be mandated. These non-essential services will be deregulated over the next three to five years to ensure a smooth transition to a reliance on market forces. Most low-speed services will continue to be mandated. Consequently, we will continue to gain regulated access to the incumbent local exchange carriers’ facilities and services for its wireline business and residential circuit-switched and data services at current rates. The decision allows us to continue to pursue our competitive position in the telephony market while reconfiguring its facilities over a reasonable timeframe as certain services become deregulated. On April 1, 2008 an application for leave to appeal the decision to the Federal Court of Appeal was filed by Bell Canada and other carriers. We will oppose the leave application.

Rogers Communications Inc.	25	First Quarter 2008

Commercial Radio Copyright Tariffs

On February 22, 2008, the Copyright Board reaffirmed the rates it set in 2005 for fees payable to the Society of Composers, Authors and Music Publishers of Canada (“SOCAN”) and Neighbouring Rights Collective of Canada (“NRCC”) for use of music from 2003 to 2007, in February 2008. In its reaffirmation of the SOCAN-NRCC decision the Copyright Board also granted the Canadian Association of Broadcasters’ request for a consolidated tariff proceeding, which would set an overall valuation for the use of music by commercial radio, which would then be divided amongst the collectives.

UPDATES TO RISKS AND UNCERTAINTIES

Our significant risks and uncertainties are summarized in our 2007 Annual MD&A, which was current as of February 20, 2008. There were no significant changes since then to those risks and uncertainties.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that are defined and discussed in our 2007 Annual MD&A. These key performance indicators are not measurements under Canadian or U.S. GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Revenue, network revenue and ARPU;
•	Subscriber counts and subscriber churn;
•	Operating expenses and average monthly operating expense per wireless subscriber;
•	Sales and marketing costs (or cost of acquisition) per subscriber;
•	Adjusted operating profit;
•	Adjusted operating profit margin; and
•	Additions to PP&E.

See the “Supplementary Information” section for calculations of the Non-GAAP measures.

RELATED PARTY ARRANGEMENTS

We have entered into certain transactions with companies, the partners or senior officers of which are or have been Directors of our Company and/or its subsidiary companies. During the three months ended March 31, 2008 and 2007, total amounts paid to these related parties, directly or indirectly, were less than $0.5 million, respectively.

We have entered into certain transactions with our controlling shareholder and companies controlled by the controlling shareholder. These transactions are subject to formal agreements approved by the Audit Committee. Total amounts received from these related parties, during the three months ended March 31, 2008 and 2007, were less than $0.5 million, respectively.

Rogers Communications Inc.	26	First Quarter 2008

These transactions are recorded at the exchange amount, being the amount agreed to by the related parties and are reviewed by the Audit Committee.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2007 Annual Audited Consolidated Financial Statements and Notes thereto, as well as in our 2007 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the three months ended March 31, 2008, there are no changes to the critical accounting policies and estimates of Wireless, Cable and Media from those found in our 2007 Annual MD&A.

NEW ACCOUNTING STANDARDS

Capital Disclosures

Effective January 1, 2008, we adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, Capital Disclosures (“CICA 1535”). CICA 1535 requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences for non-compliance. These new disclosures are included in Note 9 to the Unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2008 and 2007.

Financial Instruments

Effective January 1, 2008, we adopted the new recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures (“CICA 3862”), and Handbook Section 3863, Financial Instruments - Presentation (“CICA 3863”).

CICA 3862 requires entities to provide disclosures in their financial statements that enables users to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

CICA 3863 establish standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, gains and losses, and circumstances in which financial assets and financial liabilities are offset.

The adoption of these standards did not have any impact on the classification and measurement of our financial instruments. The new disclosures pursuant to these new Handbook Sections are included in Note 10 to the Unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2008 and 2007.

SEASONALITY

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

Each of Wireless, Cable and Media has unique seasonal aspects to their businesses. For specific discussions of the seasonal trends affecting the Wireless, Cable and Media segments, please refer to our 2007 Annual MD&A.

2008 GUIDANCE

At this early point in the year we have no specific revisions to the 2008 annual financial and operating guidance ranges which we provided on January 7, 2008. See the section entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions” below.

Rogers Communications Inc.	27	First Quarter 2008

SUPPLEMENTARY INFORMATION
Calculations of Wireless Non-GAAP Measures

(In millions of dollars, subscribers in thousands,	Three months ended March 31,
except ARPU figures and operating profit margin)	2008	2007

Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$1,294	$1,104
Divided by: average postpaid wireless voice and data subscribers	5,958	5,440
Divided by: 3 months for the quarter	3	3
	$72.39	$67.64

Prepaid ARPU (monthly)
Prepaid (voice and data) revenue	$66	$61
Divided by: average prepaid subscribers	1,401	1,377
Divided by: 3 months for the quarter	3	3
	$15.70	$14.76

Cost of acquisition per gross addition
Total sales and marketing expenses	$140	$140
Equipment margin loss (acquisition related)	35	27
	$175	$167
Divided by: total gross wireless additions (postpaid, prepaid and one-way messaging)	427	432
	$410	$386

Operating expense per average subscriber (monthly)
Operating, general and administrative expenses	$441	$366
Equipment margin loss (retention related)	42	55
	$483	$421
Divided by: average total wireless subscribers	7,486	6,951
Divided by: 3 months for the quarter	3	3
	$21.51	$20.20

Equipment margin loss
Equipment sales	$68	$62
Cost of equipment sales	(145)	(144)
	$(77)	$(82)

Acquisition related	$(35)	$(27)
Retention related	(42)	(55)
	$(77)	$(82)

Adjusted operating profit margin
Adjusted operating profit	$705	$581
Divided by network revenue	1,363	1,169
Adjusted operating profit margin	51.7%	49.7%

Rogers Communications Inc.	28	First Quarter 2008

SUPPLEMENTARY INFORMATION
Calculations of Cable Non-GAAP Measures

(In millions of dollars, subscribers in thousands,	Three months ended March 31,
except ARPU figures and operating profit margin)	2008	2007

Core Cable ARPU
Core Cable revenue	$403	$373
Divided by: average basic cable subscribers	2,296	2,279
Divided by: 3 months for the quarter	3	3
	$58.50	$54.56

Internet ARPU
Internet revenue	$166	$143
Divided by: average Internet (residential) subscribers	1,493	1,333
Divided by: 3 months for the quarter	3	3
	$37.07	$35.75

Cable Operations adjusted operating profit margin:
Adjusted operating profit	$283	$234
Divided by revenue	695	620
Cable Operations adjusted operating profit margin	40.7%	37.7%

RBS adjusted operating profit (loss) margin:
Adjusted operating profit (loss)	$17	$(7)
Divided by revenue	133	145
RBS adjusted operating profit (loss) margin	12.8%	(4.8%)

Rogers Communications Inc.	29	First Quarter 2008

SUPPLEMENTARY INFORMATION
Calculation of Adjusted Operating Profit, Net Income and Earnings Per Share

	Three months ended March 31,
(In millions of dollars, number of shares outstanding in millions)	2008	2007

Operating profit	$1,095	$798
Add (deduct):
Stock-based compensation (recovery) expense	(116)	15
Integration and restructuring expenses
Cable	5	1
Adjusted operating profit	$984	$814

Net income	$344	$170
Add (deduct):
Stock-based compensation (recovery) expense	(116)	15
Integration and restructuring expenses
Cable	5	1
Income tax impact	37	-
Adjusted net income	$270	$186

Basic earnings per share:
Adjusted net income	$270	$186
Divided by: weighted average number of shares outstanding	639	637
Adjusted basic earnings per share	$0.42	$0.29

Diluted earnings per share:
Adjusted net income	$270	$186
Divided by: diluted weighted average number of shares outstanding	639	648
Adjusted diluted earnings per share	$0.42	$0.29

Rogers Communications Inc.	30	First Quarter 2008

SUPPLEMENTARY INFORMATION
Rogers Communications Inc.

	2008	2007				2006
(In millions of dollars,
except per share amounts)	Q1	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Income Statement
Operating revenue
Wireless	$1,431	$1,231	$1,364	$1,442	$1,466	$1,005	$1,094	$1,224
Cable	925	855	881	899	923	772	787	800
Media	307	266	348	339	364	240	334	319
Corporate and eliminations	(54)	(54)	(66)	(69)	(66)	(33)	(36)	(38)
	2,609	2,298	2,527	2,611	2,687	1,984	2,179	2,305

Operating profit before the undernoted
Wireless	705	581	664	686	658	412	490	564
Cable	303	228	243	265	265	222	237	219
Media	2	19	45	46	63	14	53	41
Corporate and eliminations	(26)	(14)	(22)	(13)	(29)	(30)	(24)	(24)
	984	814	930	984	957	618	756	800
Stock option plan amendment(1)		-	(452)	-	-	-	-	-
Stock-based compensation recovery (expense)(1)	116	(15)	(32)	(11)	(4)	(13)	(10)	(14)
Integration and restructuring expenses(2)	(5)	(1)	(15)	(5)	(17)	(11)	(2)	(1)
Adjustment for CRTC Part II fees decision(3)	-	-	-	18	-	-	-	-
Contract renegotiation fee(4)	-	-	-	-	(52)	-	-	-
Operating profit(5)	1,095	798	431	986	884	594	744	785
Depreciation and amortization	440	400	398	397	408	386	395	408
Operating income	655	398	33	589	476	208	349	377
Interest on long-term debt	(138)	(149)	(152)	(140)	(138)	(161)	(155)	(153)
Other income (expense)	(3)	7	(24)	(14)	-	1	17	6
Income tax reduction (expense)	(170)	(86)	87	(166)	(84)	(35)	68	(76)
Net income (loss) for the period	$344	$170	$(56)	$269	$254	$13	$279	$154

Net income (loss) per share:
Basic	$0.54	$0.27	$(0.09)	$0.42	$0.40	$0.02	$0.44	$0.25
Diluted	$0.54	$0.26	$(0.09)	$0.42	$0.40	$0.02	$0.44	$0.24

Additions to PP&E(5)	$321	$394	$381	$397	$624	$340	$403	$415

(1)	See section entitled “Stock-based Compensation”.
(2)	Costs incurred relate to the integration of Fido, Call-Net, the restructuring of Rogers Business Solutions, and the closure of certain Rogers Retail stores.
(3)
Relates to an adjustment of CRTC Part II fees related to prior periods as a result of a notice from the CRTC that the Part II fees due in November 2007 will not be collected by the CRTC. This adjustment was applicable to the third quarter of 2007 and does not impact the full year 2007.

(4)	One-time charge resulting from the renegotiation of an Internet-related services agreement with Yahoo!.
(5)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.

Rogers Communications Inc.	31	First Quarter 2008

SUPPLEMENTARY INFORMATION
Rogers Communications Inc. Adjusted Quarterly Summary(1)

	2008	2007				2006
(In millions of dollars,
except per share amounts)	Q1	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Income Statement
Operating revenue
Wireless	$1,431	$1,231	$1,364	$1,442	$1,466	$1,005	$1,094	$1,224
Cable	925	855	881	899	923	772	787	800
Media	307	266	348	339	364	240	334	319
Corporate and eliminations	(54)	(54)	(66)	(69)	(66)	(33)	(36)	(38)
	2,609	2,298	2,527	2,611	2,687	1,984	2,179	2,305

Adjusted operating profit(2)
Wireless	705	581	664	686	658	412	490	564
Cable	303	228	243	265	265	222	237	219
Media	2	19	45	46	63	14	53	41
Corporate and eliminations	(26)	(14)	(22)	(13)	(29)	(30)	(24)	(24)
	984	814	930	984	957	618	756	800
Depreciation and amortization	440	400	398	397	408	386	395	408
Adjusted operating income	544	414	532	587	549	232	361	392
Interest on long-term debt	(138)	(149)	(152)	(140)	(138)	(161)	(155)	(153)
Other income (expense)	(3)	7	23	(14)	-	1	17	6
Income tax reduction (expense)	(133)	(86)	(104)	(165)	(109)	(39)	67	(76)
Adjusted net income for the period	$270	$186	$299	$268	$302	$33	$290	$169

Adjusted net income per share:
Basic	$0.42	$0.29	$0.47	$0.42	$0.47	$0.05	$0.46	$0.27
Diluted	$0.42	$0.29	$0.47	$0.41	$0.47	$0.05	$0.45	$0.27

Additions to PP&E(2)	$321	$394	$381	$397	$624	$340	$403	$415

(1)
This quarterly summary has been adjusted to exclude the impact of the adoption of a cash settlement feature for employee stock options, stock-based compensation (recovery) expense, integration and restructuring expenses, an adjustment to CRTC Part II fees related to prior periods, a one-time charge related to the renegotiation of an Internet-related services agreement, losses on repayment of long-term debt and the income tax impact related to the above items. See the “Key Performance Indicators and Non-GAAP Measures” section. The adjustment related to Part II CRTC fees is applicable to the third quarter of 2007 and does not impact the full year 2007.

(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.

Rogers Communications Inc.	32	First Quarter 2008

Caution Regarding Forward-Looking Statements, Risks and Assumptions

This MD&A includes forward-looking statements and assumptions concerning the future performance of our business, its operations and its financial performance and condition approved by management on the date of this MD&A. These forward-looking statements and assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions, as well as to guidance relating to revenue, adjusted operating profit, PP&E expenditures, free cash flow, expected growth in subscribers, the deployment of new services and all other statements that are not historical facts. Such forward-looking statements are based on current expectations and various factors and assumptions applied that we believe to be reasonable at the time, including but not limited to, general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, and industry structure and stability.

Except as otherwise indicated, this MD&A does not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or may occur after the date of the financial information contained herein.

We caution that all forward-looking information is inherently uncertain and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including but not limited to economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, and the level of competitive intensity, many of which are beyond our control. Therefore, should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary significantly from what we currently foresee.  Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and to not place undue reliance on such statements and assumptions. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the sections of this MD&A entitled “Updates to Risks and Uncertainties” and “Government Regulation and Regulatory Developments”, and also the sections entitled “Risks and Uncertainties Affecting our Businesses” and “Government Regulation and Regulatory Developments” in our 2007 Annual MD&A.

Additional Information

Additional information relating to us, including our 2007 Annual Report and 2007 Annual Information Form, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

About the Company

We are a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada's largest wireless provider and the operator of the country's only national Global System for Mobile Communications (“GSM”) based network. Through Cable we are one of Canada's largest providers of cable television services as well as high-speed Internet access and telephony services. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment.  We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For further information about the Rogers group of companies, please visit www.rogers.com.

Investment Community Contacts

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Dan Coombes, 416.935.3550, dan.coombes@rci.rogers.com

Media Contacts

Corporate and Media - Jan Innes, 416.935.3525, jan.innes@rci.rogers.com
Wireless and Cable - Taanta Gupta, 416.935.4727, taanta.gupta@rci.rogers.com

Quarterly Investment Community Conference Call

As previously announced by press release, a live Webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 12:00 p.m. ET today, April 29, 2008. A rebroadcast of this call will be available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the conference call.

# # #

Rogers Communications Inc.	33	First Quarter 2008

Unaudited Interim Consolidated Financial Statements of

Rogers Communications Inc.

Three months ended March 31, 2008 and 2007

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Income
(In millions of dollars, except per share amounts)

	Three months ended
	March 31,
	2008	2007

Operating revenue	$2,609	$2,298

Operating expenses:
Cost of sales	228	218
Sales and marketing	299	305
Operating, general and administrative	982	976
Integration and restructuring	5	1
Depreciation and amortization	440	400

Operating income	655	398

Interest on long-term debt	(138)	(149)
	517	249

Foreign exchange gain (loss)	(7)	10
Change in fair value of derivative instruments	(4)	(4)
Other income, net	8	1

Income before income taxes	514	256

Income tax expense:
Current	2	-
Future	168	86
	170	86

Net income for the period	$344	$170

Net income per share (note 4):
Basic	$0.54	$0.27
Diluted	0.54	0.26

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Balance Sheets
(In millions of dollars)

	March 31,	December 31,
	2008	2007

Assets

Current assets:
Accounts receivable	$1,131	$1,245
Other current assets	384	304
Future income tax assets	397	594
	1,912	2,143

Property, plant and equipment	7,242	7,289
Goodwill	3,030	3,027
Intangible assets	2,030	2,086
Investments	370	485
Deferred charges	105	111
Other long-term assets	204	184

	$14,893	$15,325

Liabilities and Shareholders' Equity

Current liabilities:
Bank advances, arising from outstanding cheques	$67	$61
Accounts payable and accrued liabilities	1,920	2,260
Current portion of long-term debt (note 5)	1	1
Current portion of derivative instruments (note 10)	161	195
Unearned revenue	252	225
	2,401	2,742

Long-term debt (note 5)	6,033	6,032
Derivative instruments (note 10)	1,459	1,609
Other long-term liabilities	205	214
Future income tax liabilities	89	104
	10,187	10,701

Shareholders' equity (note 7)	4,706	4,624

	$14,893	$15,325

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Shareholders' Equity
(In millions of dollars)

Three months ended March 31, 2008

							Accumulated
	Class A Voting		Class B Non-Voting				other
	shares		shares				comprehensive	Total
		Number		Number	Contributed	Retained	income	shareholders'
	Amount	of shares	Amount	of shares	surplus	earnings	(loss)	equity
		(000s)		(000s)

Balances, January 1, 2008	$72	112,462	$471	527,005	$3,689	$342	$50	$4,624
Net income for the period	-	-	-	-	-	344	-	344
Shares issued on exercise of stock options	-	-	3	57	-	-	-	3
Dividends declared	-	-	-	-	-	(159)	-	(159)
Other comprehensive loss	-	-	-	-	-	-	(106)	(106)

Balances, March 31, 2008	$72	112,462	$474	527,062	$3,689	$527	$(56)	$4,706

Three months ended March 31, 2007

							Accumulated
	Class A Voting		Class B Non-Voting				other
	shares		shares			Retained	comprehensive	Total
		Number		Number	Contributed	earnings	income	shareholders'
	Amount	of shares	Amount	of shares	surplus	(deficit)	(loss)	equity
		(000s)		(000s)

Balances, January 1, 2007	$72	112,468	$425	523,232	$3,736	$(30)	$(214)	$3,989
Net income for the period	-	-	-	-	-	170	-	170
Shares issued on exercise of stock options	-	-	18	1,964	(4)	-	-	14
Stock-based compensation	-	-	-	-	8	-	-	8
Dividends declared	-	-	-	-	-	(25)	-	(25)
Other comprehensive income	-	-	-	-	-	-	123	123
Balances, March 31, 2007	$72	112,468	$443	525,196	$3,740	$115	$(91)	$4,279

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Comprehensive Income
(In millions of dollars)

	Three months ended
	March 31,
	2008	2007

Net income for the period	$344	$170

Other comprehensive income (loss):
Change in fair value of available-for-sale investments:
Increase (decrease) in fair value	(111)	90
Change in fair value of cash flow hedging derivative instruments:
Decrease (increase) in fair value	151	(21)
Reclassification to net income of foreign exchange loss (gain)	(167)	52
Reclassification to net income of accrued interest	35	20
	19	51
Related income taxes	(14)	(18)
	(106)	123

Total comprehensive income	$238	$293

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Cash Flows
(In millions of dollars)

	Three months ended
	March 31,
	2008	2007

Cash provided by (used in):

Operating activities:
Net income for the period	$344	$170
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation and amortization	440	400
Program rights and Rogers Retail rental amortization	35	19
Future income taxes	168	86
Unrealized foreign exchange gain	-	(8)
Change in fair value of derivative instruments	4	4
Stock-based compensation expense (recovery)	(116)	15
Amortization on fair value increment of long-term debt	(1)	(2)
Other	(5)	(1)
	869	683
Change in non-cash operating working capital items	(170)	(268)
	699	415

Investing activities:
Additions to property, plant and equipment ("PP&E")	(321)	(394)
Change in non-cash working capital items related to PP&E	(82)	(88)
Acquisitions, net of cash and cash equivalents acquired	(7)	(43)
Additions to program rights	(36)	(14)
Deposits paid on acquisition (note 3(a))	(16)	-
Other	2	6
	(460)	(533)

Financing activities:
Issuance of long-term debt	250	768
Repayment of long-term debt	(415)	(697)
Issuance of capital stock on exercise of stock options	-	14
Dividends paid on Class A Voting and Class B Non-Voting shares	(80)	(25)
	(245)	60

Rogers Communications Inc.
Unaudited Interim Consolidated Statements of Cash Flows (continued)
(In millions of dollars)

	Three months ended
	March 31,
	2008	2007

Decrease in cash and cash equivalents	(6)	(58)

Cash deficiency, beginning of period	(61)	(19)

Cash deficiency, end of period	$(67)	$(77)

Supplemental cash flow information:
Income taxes paid	$-	$1
Interest paid	104	127

The change in non-cash operating working capital items is as follows:
Decrease in accounts receivable	$118	$147
Increase in other assets	(90)	(117)
Decrease in accounts payable and accrued liabilities	(225)	(321)
Increase in unearned revenue	27	23

	$(170)	$(268)

Cash and cash equivalents (deficiency) are defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances.

See accompanying notes to unaudited interim consolidated financial statements.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2008 and 2007

1.	Basis of presentation and accounting policies:

These unaudited interim consolidated financial statements include the accounts of Rogers Communications Inc. and its subsidiaries (collectively the "Company").  The notes presented in these unaudited interim consolidated financial statements include only significant changes and transactions occurring since the Company's last year end, and are not fully inclusive of all disclosures required by Canadian generally accepted accounting principles ("GAAP") for annual financial statements.  They should be read in conjunction with the audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2007 (the "2007 financial statements").  The Company's operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and, thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results.

These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the 2007 financial statements except for the adoption of new accounting policies described below.

(a)	Capital disclosures:

Effective January 1, 2008, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 1535, Capital Disclosures ("CICA 1535").  CICA 1535 requires that an entity disclose information that enables users of its financial statements to evaluate an entity's objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences for non-compliance.  These new disclosures are included in note 9.

(b)	Financial instruments:

Effective January 1, 2008, the Company adopted the new recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures ("CICA 3862"), and Handbook Section 3863, Financial Instruments - Presentation ("CICA 3863").

CICA 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity's financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2008 and 2007

1.	Basis of presentation and accounting policies (continued):

CICA 3863 establishes standards for presentation of financial instruments and non-financial derivatives.  It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, gains and losses, and circumstances in which financial assets and financial liabilities are offset.

The adoption of these standards did not have any impact on the classification and measurement of the Company's financial instruments.  The new disclosures pursuant to these new Handbook Sections are included in note 10.

2.	Segmented information:

All of the Company's reportable segments are substantially in Canada.  Information by reportable segment is as follows:

	Three months ended March 31, 2008					Three months ended March 31, 2007
				Corporate					Corporate
				items and	Consolidated				items and	Consolidated
	Wireless	Cable	Media	eliminations	totals	Wireless	Cable	Media	eliminations	totals
Operating revenue	$1,431	$925	$307	$(54)	$2,609	$1,231	$855	$266	$(54)	$2,298

Operating expenses:
Cost of sales	145	45	46	(8)	228	144	42	46	(14)	218
Sales and marketing	140	117	60	(18)	299	140	125	54	(14)	305
Operating, general and administrative	431	427	179	(55)	982	369	463	149	(5)	976
Integration and restructuring	-	5	-	-	5	-	1	-	-	1
	715	331	22	27	1,095	578	224	17	(21)	798

Depreciation and amortization	142	193	15	90	440	150	177	12	61	400

Operating income (loss)	$573	$138	$7	$(63)	655	$428	$47	$5	$(82)	398

Interest on long-term debt					(138)					(149)
Foreign exchange gain (loss)					(7)					10
Change in fair value of derivative instruments					(4)					(4)
Other income, net					8					1

Income before income taxes					$514					$256

Additions to PP&E	$163	$128	$21	$9	$321	$232	$151	$7	$4	$394

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2008 and 2007

2.	Segmented information (continued):

In addition, Cable consists of the following reportable segments:

	Three months ended March 31, 2008					Three months ended March 31, 2007
		Rogers		Corporate			Rogers		Corporate
	Cable	Business	Rogers	items and	Total	Cable	Business	Rogers	items and	Total
	Operations	Solutions	Retail	eliminations	Cable	Operations	Solutions	Retail	eliminations	Cable
Operating revenue	$695	$133	$100	$(3)	$925	$620	$145	$91	$(1)	$855

Operating expenses:
Cost of sales	-	-	45	-	45	-	-	42	-	42
Sales and marketing	64	7	46	-	117	61	21	43	-	125
Operating, general and administrative	317	108	5	(3)	427	328	131	5	(1)	463
Integration and restructuring	-	1	4	-	5	1	-	-	-	1
	$314	$17	$-	$-	331	$230	$(7)	$1	$-	224

Depreciation and amortization					193					177

Operating income					$138					$47

Additions to PP&E	$121	$4	$3	$-	$128	$125	$23	$3	$-	$151

3.	Business combinations and divestitures:

The Company has engaged in the following acquisitions:

(a)
During 2008, the Company announced that it has entered into an agreement to acquire Aurora Cable TV Limited ("Aurora Cable").  This transaction has not yet closed and is subject to Canadian Radio-television and Telecommunications Commission ("CRTC") approval, which is expected in 2008.  Aurora Cable provides cable television, Internet and telephony services in the Town of Aurora and the community of Oak Ridges, in Richmond Hill, Ontario.  Included in other long-term assets are deposits of $16 million related to this acquisition.

(b)
During 2007, the Company announced an agreement to acquire Vancouver multicultural television station, Channel m, from Multivan Broadcast Corporation for approximately $60 million.  This transaction received CRTC approval on March 31, 2008, and the transaction is expected to close on April 30, 2008.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2008 and 2007

3.	Business combinations and divestitures (continued):

(c)
During 2007, the Company announced its intention to divest of the assets of two television stations in British Columbia and Manitoba for approximately $6 million as part of the CRTC approval to secure the Citytv acquisition.  The transaction to divest of these stations received CRTC approval on March 31, 2008 and the transaction is expected to close on April 30, 2008.

(d)
On January 27, 2008, the Company acquired the radio assets of CIKZ-FM Kitchener in exchange for the net assets of CICX-FM Orillia, the redemption of an investment in the shares of the Kitchener station of $4 million and $4 million in cash.  The transaction was accounted for using the purchase method with the results of operations consolidated with those of the Company effective January 27, 2008.

(e)
During 2007, the Company announced that it had reached an agreement to acquire the remaining two-thirds ownership in Outdoor Life Network to bring its ownership to 100%.  This transaction is subject to CRTC approval, and is expected to close in 2008.

(f)
During the three months ended March 31, 2008, the Company recorded a working capital adjustment related to the Citytv acquisition.  This resulted in a $3 million increase to goodwill.  The Company expects to finalize the purchase price allocation during 2008.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2008 and 2007

4.	Net income per share:

	Three months ended
	March 31,
	2008	2007

Numerator:
Net income for the period, basic and diluted	$344	$170

Denominator (in millions):
Weighted average number of shares outstanding - basic	639	637
Effect of dilutive securities:
Employee stock options	-	11

Weighted average number of shares outstanding - diluted	639	648

Net income per share:
Basic	$0.54	$0.27
Diluted	0.54	0.26

Employee stock options are not considered dilutive after the May 28, 2007 amendment to stock option plans (note 8).

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2008 and 2007

5.	Long-term debt:

	Due	Principal	Interest	March 31,	December 31,
	date	amount	rate	2008	2007

Corporate:
Bank credit facility			Floating	$1,075	$1,240

Formerly Rogers Wireless Inc.:
Senior Notes	2011	$U.S. 490	9.625%	504	484
Senior Notes	2011	460	7.625%	460	460
Senior Notes	2012	U.S. 470	7.25%	483	464
Senior Notes	2014	U.S. 750	6.375%	771	741
Senior Notes	2015	U.S. 550	7.50%	565	543
Senior Subordinated Notes	2012	U.S. 400	8.00%	411	395
Fair value increment arising from purchase accounting				16	17

Formerly Rogers Cable Inc.:
Senior Notes	2011	175	7.25%	175	175
Senior Notes	2012	U.S. 350	7.875%	360	346
Senior Notes	2013	U.S. 350	6.25%	360	346
Senior Notes	2014	U.S. 350	5.50%	360	346
Senior Notes	2015	U.S. 280	6.75%	288	277
Senior Debentures	2032	U.S. 200	8.75%	206	198

Capital leases and other			Various	-	1
				6,034	6,033

Less current portion				1	1

				$6,033	$6,032

The Company will participate in the auction of wireless spectrum licences that will take place commencing May 27, 2008 and, as such, has arranged for the issuance of standby letters of credit pursuant to the terms and conditions of the auction.  The letters of credit aggregate $534 million, and expire on August 29, 2008.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2008 and 2007

6.	Pensions:

During the three months ended March 31, 2008, the Company recorded pension expense in the amount of $9 million (2007 - $6 million).  In addition, the expense related to unfunded supplemental executive retirement plans for the three months ended March 31, 2008 was $1 million (2007 - $1 million).

7.	Shareholders' equity:

On January 7, 2008, the Board of Directors approved an increase in the annual dividend from $0.50 to $1.00 per Class A Voting and Class B Non-Voting share to be paid quarterly on each outstanding Class A Voting and Class B Non-Voting share.  Consequently, the Class A Voting shares may receive a dividend at a quarterly rate of up to $0.25 per share only after the Class B Non-Voting shares have been paid a dividend at a quarterly rate of $0.25 per share.  The Class A Voting and Class B Non-Voting shares share equally in dividends after payment of a dividend of $0.25 per share for each class.

On February 21, 2008, the Board of Directors declared a dividend of $0.25 per share to be paid on April 1, 2008 to shareholders of record on March 6, 2008.

8.	Stock-based compensation:

A summary of stock-based compensation expense (recovery), which is included in operating, general and administrative expenses, is as follows:

	Three months ended
	March 31,
	2008	2007

Stock-based compensation:

Stock options	$(110)	$8
Restricted share units	(2)	5
Deferred share units	(4)	2

	$(116)	$15

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2008 and 2007

8.	Stock-based compensation (continued):

During the three months ended March 31, 2008, the Company granted 2,116,610 (2007 - 1,795,798) stock options to employees, including stock options and performance options.

The weighted average estimated fair value at the date of the grant for stock options granted during the three months ended March 31, 2007 was $13.62 per share

The weighted average exercise price of stock options granted during the three months ended March 31, 2008 was $38.89 per share (2007 - $38.86).

The fair values of options granted or amended during the three months ended March 31, 2007 were based on the following assumptions:

Three months ended
March 31, 2007

Risk-free interest rate	3.92% - 4.00%
Dividend yield	0.42% - 0.43%
Volatility factor of the future expected market prices of Class B Non-Voting shares	34.47% - 36.55%
Weighted average expected life of the options	4.7 years - 6.0 years

During the three months ended March 31, 2008, 240,384 restricted share units were issued to employees of the Company (2007 - 204,220).  As at March 31, 2008, 977,756 (December 31, 2007 - 1,167,564) restricted share units were outstanding.  These restricted share units vest at the end of three years from the grant date.

On May 28, 2007, the Company's 1994 Stock Option Plan, 1996 Stock Option Plan and 2000 Stock Option Plan were amended to allow for cash-settled share appreciation rights ("SARs") to be attached to all new and previously granted options.  The SAR feature allows option holders to elect to receive an amount in cash equal to the intrinsic value, being the excess market price of a Class B Non-Voting share over the exercise price of the option, instead of exercising the option and acquiring Class B Non-Voting shares.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2008 and 2007

8.	Stock-based compensation (continued):

As a result, effective May 28, 2007, all outstanding stock options are classified as liabilities and are carried at their intrinsic value as adjusted for vesting.  The intrinsic value is marked to market each period and is amortized to expense over the period in which the related services are rendered, which is usually the graded vesting period or, as applicable, over the period to the date an employee is eligible to retire, whichever is shorter.  Prior to May 28, 2007, all stock options were classified as equity and were measured at the estimated fair value established by the Black-Scholes or binomial models on the date of grant.  Under this method, the estimated fair value was amortized to expense over the period in which the related services were rendered, which is usually the vesting period or, as applicable, over the period to the date an employee was eligible to retire, whichever was shorter.  The impact of the amendment to the stock option plans at May 28, 2007, was an increase in liabilities of $502 million, a decrease in contributed surplus of $50 million and a one-time non-cash charge of $452 million.  In addition, a future income tax recovery of $160 million was recorded on May 28, 2007, as a result of the amendment.

9.	Capital risk management:

The Company's objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions and to provide returns to its shareholders.  The Company defines capital that it manages as the aggregate of its shareholders' equity, which is comprised of issued capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings.

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company's working capital requirements.  In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors,  may issue or repay long-term debt, issue shares, repurchase shares through a normal course issuer bid, pay dividends or undertake other activities as deemed appropriate under the specific circumstances.  The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2008 and 2007

9.	Capital risk management (continued):

In January 2008, the Company applied to the Toronto Stock Exchange ("TSX") to make a normal course issuer bid ("NCIB"), which was accepted by the TSX on January 10, 2008 for purchases of its Class B Non-Voting shares through the facilities of the TSX.  The maximum number of Class B Non-Voting shares that may be purchased pursuant to the NCIB is the lesser of 15 million, representing approximately 3% of the number of Class B Non-Voting shares outstanding at December 31, 2007, and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $300 million.  The actual number of Class B Non-Voting shares purchased, if any, and the timing of such purchases, will be determined by the Company considering market conditions, stock prices, its cash position and other factors.  During the three months ended March 31, 2008, no shares were repurchased pursuant to the NCIB.

The Company monitors debt leverage ratios as part of the management of liquidity and shareholders' return and to sustain future development of the business.

The Company is not subject to externally imposed capital requirements and the Company's overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2007.

10.	Financial risk management and financial instruments:

(a)	Overview:

The Company is exposed to credit risk, liquidity risk and market risk.  The Company's primary risk management objective is to protect earnings and cash flow and, ultimately, shareholder value.  Risk management strategies, as discussed below, are designed and implemented to ensure the Company's risks and the related exposure are consistent with its business objectives and risk tolerance.

(b)	Credit risk:

Credit risk represents the financial loss that the Company would experience if a counterparty to a financial instrument, in which the Company has an amount owing from the counterparty, failed to meet its obligations in accordance with the terms and conditions of its contracts with the Company.  The carrying amount of financial assets represents the maximum credit exposure.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2008 and 2007

10.	Financial risk management and financial instruments (continued):

The Company's credit risk is primarily attributable to its accounts receivable.  The amounts disclosed in the unaudited interim consolidated balance sheets are net of allowances for doubtful accounts, estimated by the Company's management based on prior experience and their assessment of the current economic environment.  The Company establishes an allowance for doubtful accounts that represents its estimate of incurred losses in respect of accounts receivable.  The main components of this allowance are a specific loss component that relates to individually significant exposures and an overall loss component established based on historical trends.  At March 31, 2008, the Company had accounts receivable of $1,131 million, net of an allowance for doubtful accounts of $144 million, which adequately reflects the Company's credit risk.  At March 31, 2008, $516 million of accounts receivable is considered past due, which is defined as amounts outstanding beyond normal credit terms and conditions for the respective customers.  The Company believes that its allowance for doubtful accounts is sufficient to reflect the related credit risk.

The Company believes that the concentration of credit risk of accounts receivable is limited due to its broad customer base, dispersed across varying industries and geographic locations throughout Canada.

The Company has established various internal controls, such as credit checks, deposits on account and billing in advance, designed to mitigate credit risk and has also established procedures to suspend the availability of services when customers have fully utilized approved credit limits or have violated established payment terms.  While the Company's credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective or that the Company's current credit loss experience will continue.

There is no significant credit risk related to the Company's investments.  Credit risk is managed through conducting financial and other assessments of these investments on an ongoing basis.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2008 and 2007

10.	Financial risk management and financial instruments (continued):

Credit risk of cross-currency interest rate exchange agreements arises from the possibility that the counterparties to the agreements may default on their respective obligations under the agreements in instances where these agreements have positive fair value for the Company.  The Company assesses the creditworthiness of the counterparties in order to minimize the risk of counterparty default under the agreements.  All of the portfolio is held by financial institutions with a Standard & Poor's rating (or the equivalent) ranging from A+ to AA.  The Company does not require collateral or other security to support the credit risk associated with cross-currency interest rate exchange agreements due to the Company's assessment of the creditworthiness of the counterparties.  The obligations under U.S. $4,200 million aggregate notional amount of the cross-currency interest rate exchange agreements are unsecured and generally rank equally with the Company's senior indebtedness.

In the normal course of business, the Company has entered into agreements that contain features that meet the definition of a guarantee under GAAP, such as business sale and business combination agreements, sales of services, purchases and development of assets and indemnifications.  The Company is unable to make a reasonable estimate of the maximum potential amount it would be required to pay counterparties.  The amount also depends on the outcome of future events and conditions, which cannot be predicted.  No amount has been accrued in the unaudited interim consolidated balance sheets related to these types of indemnifications or guarantees at March 31, 2008.  Historically, the Company has not made any significant payments under these indemnifications or guarantees.

(c)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 9 to the unaudited interim consolidated financial statements.  It also manages liquidity risk by continuously monitoring actual and projected cash flows to ensure that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.  At March 31, 2008, the undrawn portion of the Company's bank credit facility was $0.7 billion. Utilizations include advances borrowed under the bank credit facility and issuances of letters of credit.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2008 and 2007

10.	Financial risk management and financial instruments (continued):

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of the Company's financial liabilities at March 31, 2008:

	Carrying	Contractual	Less than	1 to 2	2 to 5		More than
	amount	cash flows	1 year	years	years		5 years

Accounts payable and accrued liabilities	$1,920	$1,920	$1,920	$-	$-		$-
Bank credit facility	1,075	1,075	-	-	-		1,075
Other long-term debt	4,943	4,943	1	-	2,393		2,549
Derivative instruments:
Cash outflow (Canadian dollar)		5,593	475	-	1,890		3,228
Cash inflow (Canadian dollar equivalent of U.S. dollar)		(4,317)	(411)	-	(1,357	)*	(2,549	)*
	1,620	1,276	64	-	533		679

	$9,558	$9,214	$1,985	$-	$2,926		$4,303

*Represents Canadian dollar equivalent amount of U.S. dollar inflows matched to an equal amount of U.S. dollar maturities in "other long-term debt".

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2008 and 2007

10.	Financial risk management and financial instruments (continued):

In addition to the amounts noted above, at March 31, 2008, interest payments over the life of the long-term debt and bank credit facility, including derivative instruments are:

	Less than	1 to 2	2 to 5	More than
	1 year	years	years	5 years

Interest payments	$545	$536	$1,419	$848

(d)	Market risk:

Market risk is the risk that changes in market prices, such as fluctuations in the market prices of the Company's publicly traded investments, foreign exchange rates and interest rates, will affect the Company's income or the value of its financial instruments.

The Company manages its risk related to fluctuations in the market prices of its publicly traded investments by regularly conducting financial reviews of publicly available information related to its publicly traded investments to ensure that any risks are within established levels of risk tolerance.  The Company does not routinely engage in risk management practices such as hedging, derivatives or short selling with respect to its publicly traded investments.

At March 31, 2008, a $1 change in the market value of the Company's publicly traded investments would result in an $8 million change in the Company's other comprehensive income, net of income taxes of $2 million.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2008 and 2007

10.	Financial risk management and financial instruments (continued):

In addition, market risk arises from accounting for the Company's stock-based compensation.  All of the Company's outstanding stock options are classified as liabilities and are carried at their intrinsic value, as adjusted for vesting, measured as the difference between current stock price and the option exercise price.  The intrinsic value of the liability is marked to market each period, and stock-based compensation expense is impacted by the change in the price of the Company's Class B Non-Voting shares during the life of the option.  During the three months ended March 31, 2008, a $1 change in the market price of the Company's Class B Non-Voting shares would result in a change of $11 million in net income, net of income taxes of $4 million.

The Company uses derivative financial instruments to manage its risks from fluctuations in foreign exchange and interest rates.  The Company does not use derivative instruments for speculative purposes.  These instruments include interest rate and cross-currency interest rate exchange agreements, foreign exchange forward contracts and, from time to time, foreign exchange option agreements.  All such agreements are used for risk management purposes only and are designated as a hedge of specific debt instruments for economic purposes.

When hedge accounting is applied, the Company formally documents the relationship between derivative instruments and the hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions.  At the instrument's inception, the Company also formally assesses whether the derivatives are highly effective at reducing or modifying interest rate or foreign exchange risk related to the future anticipated interest and principal cash flows associated with the hedge item.  Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedging item.  On a quarterly basis, the Company confirms that the derivative instruments continue to be highly effective at reducing or modifying interest rate or foreign exchange risk associated with the hedge item.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2008 and 2007

10.	Financial risk management and financial instruments (continued):

At March 31, 2008, all of the Company's U.S. dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes.  At March 31, 2008, details of the derivative instrument liability are as follows:

	March 31,	December 31,
	2008	2007

Foreign exchange related	$1,584	$1,719
Interest related	36	85
	1,620	1,804

Less current portion	161	195

	$1,459	$1,609

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2008 and 2007

10.	Financial risk management and financial instruments (continued):

				Estimated
				fair value,
				being
	U.S. $	Exchange	Cdn. $	carrying
	notional	rate	notional	amount
Cross-currency interest rate exchange agreements accounted for as cash flow hedges	$4,190	$1.3313	$5,578	$1,614
Cross-currency interest rate exchange agreements not accounted for as hedges	10	1.5370	15	6
	$4,200		$5,593	1,620

Less current portion				161

				$1,459

The current portion above represents net payments expected to be made within one year on cross-currency interest rate exchange agreements, including upon settlement for these agreements maturing within one year.

At March 31, 2008, all of the Company's long-term debt was at fixed interest rates, with the exception of the bank credit facility.  Interest expense would have changed by $2 million in the three months ended March 31, 2008, net of income taxes of $1 million, if there was a 1% change in the interest rates on the bank credit facility.

The Company's long-term debt is 100% hedged for accounting purposes against fluctuations in foreign exchange rates and, therefore, no market risk arises on long-term debt from fluctuations in foreign exchange rates.  In addition, an insignificant portion of the Company's accounts receivable and accounts payable and accrued liabilities is denominated in U.S. dollars; however, due to their short-term nature, there is no significant market risk arising from fluctuations in foreign exchange rates.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2008 and 2007

10.	Financial risk management and financial instruments (continued):

(e)	Financial instruments:

(i)	Classification and fair values of financial instruments:

The Company has classified its financial instruments as follows:

	March 31, 2008		December 31, 2007
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Financial assets, available for sale, measured at fair value:
Investments	$370	$370	$485	$485
Loans and receivables, measured at amortized cost:
Accounts receivable	1,131	1,131	1,245	1,245

	$1,501	$1,501	$1,730	$1,730

Included in investments are $16 million (December 31, 2007 - $20 million) of investments in privately held entities recorded at cost.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2008 and 2007

10.	Financial risk management and financial instruments (continued):

	March 31, 2008		December 31, 2007
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Financial liabilities, measured at amortized cost:
Bank advances, arising from outstanding cheques	$67	$67	$61	$61

Accounts payable and accrued liabilities	1,920	1,920	2,260	2,260
Long-term debt	6,034	6,183	6,033	6,357
Financial liabilities, held-for-trading:
Cross-currency interest rate exchange agreements not accounted for as hedges	6	6	6	6
Cross-currency interest rate exchange agreements accounted for as cash flow hedges	1,614	1,614	1,798	1,798

	$9,641	$9,790	$10,158	$10,482

The Company has no held-for-trading or held-to-maturity financial assets during the three months ended March 31, 2008 and the year ended December 31, 2007.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2008 and 2007

10.	Financial risk management and financial instruments (continued):

(ii)	Fair values:

The Company has determined the fair values of its financial instruments as follows:

(a)
The carrying amounts in the unaudited interim consolidated balance sheets of accounts receivable, bank advances arising from outstanding cheques and accounts payable and accrued liabilities approximate fair values because of the short-term nature of these financial instruments.

(b)
The fair values of investments that are publicly traded are determined by the quoted market values for each of the investments.  Management believes that the fair values of other investments are not significantly different from their carrying amounts.

(c)
The fair values of each of the Company's public debt instruments are based on the quarter-end trading values.  The fair value of the bank credit facility approximates its carrying amount since the interest rates approximate current market rates.

(d)
The fair values of the Company's interest exchange agreements, cross-currency interest rate exchange agreements and other derivative instruments are based on values quoted by the counterparties to the agreements.

11.	Related party transactions:

The Company has entered into certain transactions with companies, the partners or senior officers of which are or were directors of the Company.  During the three months ended March 31, 2008 and 2007, total amounts paid by the Company to these related parties, directly or indirectly, were less than $0.5 million, respectively.

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2008 and 2007

11.	Related party transactions (continued):

The Company entered into certain transactions with the controlling shareholder of the Company and companies controlled by the controlling shareholder of the Company.  These transactions are subject to formal agreements approved by the Audit Committee.  Total amounts received from these related parties, during the three months ended March 31, 2008 and 2007 were less than $0.5 million, respectively.

These transactions are recorded at the exchange amount, being the amount agreed to by the related parties, and are reviewed by the Audit Committee.